Mail Stop 6010

January 4, 2008

Via U.S. Mail and Fax (314) 985-2200

Daniel Sescleifer
Chief Financial Officer
Energizer Holdings, Inc.
533 Maryville University Drive
St. Louis, Missouri 63141

> **Re: Energizer Holdings, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2007**
> **Filed November 29, 2007**
> **File No. 001-15401**

Dear Mr. Sescleifer:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed December 17, 2007

Un-Audited Interim Financial Statements as of June 30, 2007, page 41

1.   We note that you have included the condensed consolidating financial
        information required by Rule 3-10 of Regulation S-X in your annual audited
        financial statements but not in your unaudited interim financial statements.
        Please tell us why the Rule 3-10 consolidating financial information is not
        included in your interim financial statements.

Pro Forma financial Information, pages 53-55

2.   Please revise the footnotes to the pro forma financial information to disclose the
        allocation of your purchase price to each of the assets and liabilities acquired,
        including all identifiable intangible assets and goodwill. You should also clearly
        indicate how you determined the values assigned to the identifiable intangible
        assets acquired. We are unable to reconcile the payment of $1,875.7 to the
        amounts in the pro forma adjustments on page 54. Also, we note that the pro
        forma adjustment to other intangible assets equaled $1,211.8 but your discussion
        of its components in footnote (b) totaled $1,362.2. Please reconcile the
        difference.

3.   We note that your discussion in Note (b) refers to indefinite lived intangible
        assets, including trademarks. Please tell us the nature of any other indefinite lived
        intangible assets.

Form 10-K for the fiscal year ended September 30, 2007

Segment Results

4.   We note that beginning in the first fiscal quarter of 2008, because of the Playtex
        acquisition and subsequent realignment of management responsibilities, you will
        reduce your segments from three to two. In addition, through your acquisition of
        Playtex, you will expand into new markets and products, while continuing your
        battery and razor and blades operations. Please tell us the following:

        •   The realignment of management responsibilities after the Playtex acquisition
            and how you concluded that you will have only two reportable segments
            under SFAS 131.

        •   The specific financial information reviewed by your CODM for each of your
            products and businesses.

- How you applied the aggregation criteria in paragraph 17 of SFAS 131 and how you reviewed each of the criteria in that paragraph, including the requirement for similar economic characteristics, in determining that the identified segments were properly aggregated under SFAS 131. We note that some of the previously reported segments that will be aggregated such as North American and International Battery appear to have significantly different margins.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding these comments and related matters.

You may also contact Martin F. James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Brian R. Cascio
Accounting Branch Chief